UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

PACKETEER, INC.

(Name of Issuer)

COMMON STOCK, $0.001 PAR VALUE

(Title of Class of Securities)

695210104

(CUSIP Number)

Brian M. NeSmith

President and Chief Executive Officer

Blue Coat Systems, Inc.

Cooper Acquisition, Inc.

420 North Mary Avenue

Sunnyvale, California 94085

(408) 220-2200

Copies to:

William M. Kelly, Esq.

Sarah K. Solum, Esq.

Davis Polk & Wardwell

1600 El Camino Real

Menlo Park, California 94025

Telephone: (650) 752-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 20, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

CUSIP No. 695210104	13D	Page 2 of 11 Pages

1	NAME OF REPORTING PERSONS BLUE COAT SYSTEMS, INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) N/A	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 3,559,117
8 SHARED VOTING POWER 3,069,559[1]
9 SOLE DISPOSITIVE POWER 3,559,117
10 SHARED DISPOSITIVE POWER 3,069,559[1]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,559,117[1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.0%[2]
14	TYPE OF REPORTING PERSON (see instructions) CO and HC

[1]

See Items 4 and 5 of this Schedule. Each of Blue Coat and Cooper may be deemed to have shared voting power of 7.9% of the outstanding Common Shares (including 2,442,817 Common Shares subject to stock options exercisable within 60 days of April 1, 2008). Each of Blue Coat and Cooper expressly disclaims beneficial ownership of all Common Shares covered by the Tender and Support Agreement. The above calculations are based on 36,476,323 Common Shares outstanding as of March 31, 2008 (as represented in the Merger Agreement discussed in Items 3 and 4 of this Schedule), plus the Stockholders’ Common Shares subject to stock options exercisable within 60 days of April 1, 2008.

[2]

Blue Coat and Cooper together as a group may be deemed to have total voting power of 17.0% of the issued and outstanding Common Shares (based upon the number of issued and outstanding Common Shares represented by Issuer in the Merger Agreement), plus the Stockholders’ Common Shares subject to stock options exercisable within 60 days of April 1, 2008. Each of Blue Coat and Cooper expressly disclaims beneficial ownership of all Common Shares covered by the Tender and Support Agreement.

CUSIP No. 695210104	13D	Page 3 of 11 Pages

1	NAME OF REPORTING PERSONS COOPER ACQUISITION, INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) N/A	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 3,069,559[3]
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 3,069,559[3]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0[3]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.9%[4]
14	TYPE OF REPORTING PERSON (see instructions) CO

[3]

See Items 4 and 5 of this Schedule. Each of Blue Coat and Cooper may be deemed to have shared voting power of 7.9% of the outstanding Common Shares (including 2,442,817 Common Shares subject to stock options exercisable within 60 days of April 1, 2008). Each of Blue Coat and Cooper expressly disclaims beneficial ownership of all Common Shares covered by the Tender and Support Agreement. The above calculations are based on 36,476,323 Common Shares outstanding as of March 31, 2008 (as represented in the Merger Agreement discussed in Items 3 and 4 of this Schedule), plus the Stockholders’ Common Shares subject to stock options exercisable within 60 days of April 1, 2008.

[4]

Cooper may be deemed to have total voting power of 7.9% of the issued and outstanding Common Shares (based upon the number of issued and outstanding Common Shares represented by Issuer in the Merger Agreement), plus the Stockholders’ Common Shares subject to stock options exercisable within 60 days of April 1, 2008. Cooper expressly disclaims beneficial ownership of any Common Shares covered by the Tender and Support Agreement.

Item 1.	Security and Issuer.

The class of equity securities to which this statement relates is the common stock, $0.001 par value per share (“Common Shares”), of Packeteer, Inc., a Delaware corporation (“Issuer”). The principal executive office of Issuer is located at 10201 North De Anza Boulevard, Cupertino, California 95014.

Item 2.	Identity and Background.

This statement is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by Blue Coat Systems, Inc. (“Blue Coat”), a Delaware corporation, and Cooper Acquisition, Inc. (“Cooper”), a Delaware corporation. The address of the principal business and the principal office of each of Blue Coat and Cooper is 420 North Mary Avenue, Sunnyvale, California 94085. Blue Coat, a leader in WAN Application Delivery and Secure Web Gateway, secures web communications and accelerates business applications to customers worldwide. Cooper is a wholly-owned subsidiary of Blue Coat.

The name, business address, present principal occupation or employment and citizenship of each director and executive officer (including a director and officer who may be a controlling person) of Blue Coat and Cooper is set forth on Schedule A.

During the last five years, none of Blue Coat, Cooper and, to the knowledge of Blue Coat or Cooper, any of the persons listed on Schedule A, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

On April 20, 2008, Issuer, Blue Coat and Cooper entered into an Agreement and Plan of Merger (the “Merger Agreement”) pursuant to which Cooper agreed to commence a tender offer (the “Offer”) to acquire all of the outstanding Common Shares at $7.10 per Common Share, in cash, and, subject to the satisfaction or waiver of the conditions to the Offer and the Merger set forth in the Merger Agreement, after consummation of the Offer, Cooper will merge with and into Issuer (the “Merger”), whereupon Cooper’s separate corporate existence will cease and Issuer will continue as the surviving corporation and as a direct, wholly-owned subsidiary of Blue Coat.

As an inducement to enter into the Merger Agreement, and in consideration thereof, Blue Coat, Cooper and Issuer entered into the Tender and Support Agreement (the “Tender and Support Agreement”) dated as of the date of the Merger Agreement with each of the directors and executive officers of Issuer, consisting of the following (each a “Stockholder”):

•	Dave Côté

•	Manuel R. Freitas

•	Nelu Mihai

•	Greg Pappas

•	Ray Smets

•	David A. Winikoff

•	David C. Yntema

•	Steven J. Campbell

•	Craig W. Elliott

•	Joseph A. Graziano

•	L. William Krause

•	Bernard F. Mathaisel

•	Peter Van Camp

•	Gregory E. Myers

Pursuant to the Tender and Support Agreement, each Stockholder has agreed to tender his or her Common Shares in the Offer, and not to withdraw such tender unless the Offer shall have been terminated in accordance with its terms.

In addition, pursuant to the Tender and Support Agreement, each Stockholder granted to the officers of Blue Coat an irrevocable proxy to, at any meeting of the stockholders of Issuer called to vote upon the Merger and the Merger Agreement, and at any adjournment thereof, or in any other circumstances upon which a vote, consent or other approval with respect to the Merger and the Merger Agreement is sought, vote and exercise all voting and related rights of such Stockholder of its beneficially held Common Shares in favor of the adoption by Issuer of the Merger and the approval of the Merger Agreement and each of the transactions contemplated thereby.

Shared voting power with respect to the Common Shares owned by the Stockholders may be deemed to have been acquired through execution of the Tender and Support Agreement. Blue Coat and Cooper have not expended any funds in connection with the execution of the Tender and Support Agreement. Schedule B attached hereto contains the names and number of Common Shares beneficially owned by each Stockholder as of April 20, 2008, as represented by such Stockholder to Blue Coat in the Tender and Support Agreement.

Also, on April 20, 2008, Blue Coat, The Liverpool Limited Partnership (“Liverpool”), and Elliott International, L.P. (“Elliott”) entered into a Stock Purchase Agreement (the “Stock Purchase Agreement”) pursuant to which (a) Liverpool agreed to sell 1,423,647 Common Shares to Blue Coat at a price of $7.10 per share and (b) Elliott agreed to sell 2,135,470 Common Shares to Blue Coat at a price of $7.10 per share. The foregoing transaction closed on April 21, 2008, and Blue Coat acquired sole voting power of an aggregate of 3,559,117 Common Shares for an aggregate purchase price of $25,269,730. Blue Coat funded the consideration paid to each of Liverpool and Elliott from its available cash.

We estimate that we will need approximately $253.6 million to purchase all of the outstanding Common Shares not currently owned by Blue Coat or Cooper pursuant to the Offer and to pay all related fees and expenses. Blue Coat and Cooper expect to fund the consideration payable pursuant to the Offer and the Merger from their internally available cash and proceeds from the sale of Blue Coat’s Zero Coupon Senior Convertible Notes due 2013 (the “Notes”) and warrants.

Concurrently with entering into the Merger Agreement, Blue Coat entered into a note purchase agreement (the “Note Purchase Agreement”) with Manchester Securities Corp. and Francisco Partners II, L.P. (together with Manchester Securities Corp., the “Note Purchasers”) pursuant to which, subject to the terms and conditions of such agreement, Blue Coat will be entitled to receive an aggregate of $80 million upon the issuance of the Notes and warrants to the Note Purchasers in a private placement. The Notes and warrants are to be issued following the final expiration of the Offer (without giving effect to any subsequent offer period) and immediately after Cooper’s acceptance for payment of Common Shares pursuant to the Offer.

The foregoing descriptions of the Merger Agreement, the Tender and Support Agreement, the Stock Purchase Agreement and the Note Purchase Agreement do not purport to be complete and are qualified in their entirety by reference to such agreements.

A copy of the Merger Agreement is attached as Exhibit 1 to this Schedule 13D. A copy of the Tender and Support Agreement is attached as Exhibit 2 to this Schedule 13D. A copy of the Note Purchase Agreement is attached as Exhibit 3 to this Schedule 13D. A copy of the Stock Purchase Agreement is attached as Exhibit 4 to this Schedule 13D.

Item 4.	Purpose of Transaction.

As described in Item 3 above, this statement is being filed in connection with the Tender and Support Agreement among Blue Coat, Cooper, Issuer and each of the Stockholders party thereto in connection with the Offer, the Merger and the related Merger Agreement and the Stock Purchase Agreement among Blue Coat, Liverpool and Elliott.

Pursuant to the Merger Agreement, Cooper agreed to commence the Offer as promptly as practicable and in any event by April 30, 2008 (or such later date as the parties may mutually agree in writing). Subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, after consummation of the Offer, Blue Coat shall cause the Merger to occur. Upon the consummation of the Merger, (i) Issuer will become a wholly-owned subsidiary of Blue Coat and (ii) each Common Share which has not been purchased pursuant to the Offer will be converted into the right to receive $7.10 in cash, subject to certain exceptions more fully described in the Merger Agreement.

From and after the effective time of the Merger and pursuant to the Merger Agreement, the directors of Cooper will serve as directors of Issuer until one or more successors are duly elected or appointed and qualified in accordance with applicable law, (ii) the officers of Cooper immediately prior to the effective time of the Merger will be the officers of Issuer until successors are duly elected or appointed and qualified in accordance with applicable law, (iii) the certificate of incorporation of the Issuer will be amended at the effective time of the Merger as set forth in the Merger Agreement and, as so amended, will be the certificate of incorporation of the Issuer as the surviving corporation and (iv) the bylaws of Cooper in effect immediately prior to the effective time of the Merger will be the bylaws of Issuer.

Following the Merger, the Common Shares will no longer be traded on the Nasdaq, there will be no public market for the Common Shares and registration of the Common Shares under the Exchange Act will be terminated.

Except as set forth in this Statement and in connection with the Merger described above, Blue Coat and Cooper have no plan or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a) and (b) Other than those Common Shares that may be deemed to be beneficially owned in connection with the Tender and Support Agreements, and the 3,559,117 Common Shares that Blue Coat directly owns and has the sole power to vote and dispose of, neither Blue Coat nor Cooper has acquired or, for the purposes of Rule 13d-4 promulgated under the Exchange Act, beneficially owns any Common Shares.

As a result of the Tender and Support Agreement, Blue Coat and Cooper may be deemed to have the shared voting power of 3,069,559 Common Shares, which Common Shares represent:

•	626,742 Common Shares,

•	2,442,817 Stockholders’ Common Shares subject to stock options exercisable within 60 days of April 1, 2008,

in favor of approval of the Merger Agreement, and thus, for the purpose of Rule 13d-3 promulgated under the Exchange Act, each of Blue Coat and Cooper may be deemed to be the beneficial owner of an aggregate of 3,069,559 Common Shares. All Common Shares that may be deemed to be beneficially owned by Blue Coat constitute approximately 17.0% of the issued and outstanding Common Shares as of March 31, 2008 (based upon the number of issued and outstanding Common Shares represented by Issuer in the Merger Agreement), plus the Stockholders’ Common Shares subject to stock options exercisable within 60 days of April 1, 2008. All Common Shares that may be deemed to be beneficially owned by Cooper constitute approximately 7.9% of the issued and outstanding Common Shares as of March 31, 2008 (based upon the number of issued and outstanding Common Shares represented by Issuer in the Merger Agreement), plus the Stockholders’ Common Shares subject to stock options exercisable within 60 days of April 1, 2008.

Blue Coat and Cooper (i) are not entitled to any rights as stockholders of Issuer as to the Common Shares covered by the Tender and Support Agreement, except as otherwise expressly provided in the Tender and Support Agreement and (ii) disclaim all beneficial ownership of such Common Shares.

Except as set forth in this Item 5(a) and (b), none of Blue Coat, Cooper and, to the knowledge of Blue Coat or Cooper, any person named in Schedule A beneficially owns any Common Shares.

(c) Except for the agreements described above, to the knowledge of Blue Coat or Cooper, no transactions in the class of securities reported have been effected during the past 60 days by any person named in Schedule A or Item 5(a) and (b).

(d) To the knowledge of Blue Coat or Cooper, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of Issuer reported herein.

(e) Inapplicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Except for the agreements described above, to the knowledge of Blue Coat or Cooper, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, between the persons enumerated in Item 2 and any other person, with respect to any securities of Issuer, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1	Agreement and Plan of Merger, dated April 20, 2008, among Blue Coat Systems, Inc., Cooper Acquisition, Inc. and Packeteer, Inc. (incorporated by reference to Exhibit 2.01 to Blue Coat’s 8-K filed on April 23, 2008).

Exhibit 2	Tender and Support Agreement, dated April 20, 2008, among Blue Coat Systems, Inc., Cooper Acquisition, Inc., Packeteer, Inc. and each Stockholder party thereto (incorporated by reference to Exhibit 2.02 to Blue Coat’s 8-K filed on April 23, 2008).

Exhibit 3	Note Purchase Agreement, dated April 20, 2008, among Blue Coat Systems, Inc., Manchester Securities Corp. and Francisco Partners II, L.P. (incorporated by reference to Exhibit 10.01 to Blue Coat’s 8-K filed on April 23, 2008).

Exhibit 4	Stock Purchase Agreement, dated April 20, 2008, among Blue Coat Systems, Inc., The Liverpool Limited Partnership and Elliott International, L.P. (incorporated by reference to Exhibit 10.02 to Blue Coat’s 8-K filed on April 23, 2008).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 30, 2008

BLUE COAT SYSTEMS, INC.

By:	/s/ Betsy E. Bayha
Name:	Betsy E. Bayha
Title:	Senior Vice President, General Counsel, and Secretary

COOPER ACQUISITION, INC.

By:	/s/ Betsy E. Bayha
Name:	Betsy E. Bayha
Title:	Vice President and Secretary

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF BLUE COAT AND COOPER

The name, business address, title, present principal occupation or employment of each of the directors and executive officers of Blue Coat Systems, Inc. are set forth below. Unless indicated below, the business address of each director and executive officer is 420 North Mary Avenue, Sunnyvale, California 94085. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to Blue Coat. All of the persons listed below are citizens of the United States of America.

Name	Present Principal Occupation or Employment
Directors
James A. Barth	Director
Keith Geeslin	Director
David W. Hanna	Director
Timothy A. Howes	Director
Brian M. NeSmith	President and Chief Executive Officer

Name	Present Principal Occupation or Employment
Executive Officers (Who Are Not Directors)
Betsy E. Bayha	Senior Vice President, General Counsel and Secretary
Kevin Biggs	Senior Vice President, World Wide Sales
David A. de Simone	Senior Vice President, Corporate Operations
Bethany J. Mayer	Senior Vice President, Worldwide Marketing
Kevin S. Royal	Senior Vice President and Chief Financial Officer

The name, business address, title, present principal occupation or employment of each of the directors and executive officers of Cooper Acquisition, Inc. are set forth below. Unless indicated below, the business address of each director and executive officer is 420 North Mary Avenue, Sunnyvale, California 94085. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to Cooper. All of the persons listed below are citizens of the United States of America.

Name	Present Principal Occupation or Employment
Directors & Executive Officers
Brian M. NeSmith	President, Chief Executive Officer and Director
Kevin S. Royal	Chief Financial Officer, Treasurer and Director
Betsy E. Bayha	Vice President, Secretary and Director

SCHEDULE B

Stockholder	Common Shares Beneficially Owned
Dave Côté	726,805	(1)
Manuel R. Freitas	195,943	(2)
Nelu Mihai	117,455	(3)
Greg Pappas	127,764	(4)
Ray Smets	0
David A. Winikoff	905	(5)
David C. Yntema	392,141	(6)
Steven J. Campbell	434,396	(7)
Craig W. Elliott	500,150	(8)
Joseph A. Graziano	268,500	(9)
L. William Krause	92,000	(10)
Bernard F.Mathaisel	78,500	(11)
Peter Van Camp	107,500	(12)
Gregory E. Myers	27,500	(13)

(1)	Includes 724,999 Common Shares issuable upon the exercise of options exercisable within 60 days of April 1, 2008.

(2)	Includes 194,999 Common Shares issuable upon the exercise of options exercisable within 60 days of April 1, 2008.

(3)	Includes 113,749 Common Shares issuable upon the exercise of options exercisable within 60 days of April 1, 2008.

(4)	Includes 116,458 Common Shares issuable upon the exercise of options exercisable within 60 days of April 1, 2008.

(5)	Represents 905 Common Shares issuable upon the exercise of options exercisable within 60 days of April 1, 2008.

(6)	Includes 34,434 Common Shares held by the David C. Yntema Trust, of which Mr. Yntema is trustee, and 357,707 Common Shares issuable upon the exercise of options exercisable within 60 days of April 1, 2008.

(7)	Includes 340,896 Common Shares held by the Steven J. Campbell Rev Trust DTD 5/22/2000, of which Mr. Campbell is trustee, and 93,500 Common Shares issuable upon the exercise of options exercisable within 60 days of April 1, 2008.

(8)	Includes 24,650 Common Shares held by the Craig E. Elliott & Lisa A. Elliott TR Elliott Family Revocable Trust UA 11/09/99, of which Mr. Elliott is trustee, 467,500 Common Shares issuable upon the exercise of options exercisable within 60 days of April 1, 2008, and 8,000 Common Shares held by the Elliott Children’s Trust for the benefit of Mr. Elliott’s minor children, of which Wells Fargo is trustee.

(9)	Includes 93,500 Common Shares issuable upon the exercise of options exercisable within 60 days of April 1, 2008.

(10)	Includes 87,000 Common Shares issuable upon the exercise of options exercisable within 60 days of April 1, 2008.

(11)	Includes 67,500 Common Shares issuable upon the exercise of options exercisable within 60 days of April 1, 2008.

(12)	Includes 102,500 Common Shares issuable upon the exercise of options exercisable within 60 days of April 1, 2008.

(13)	Includes 22,500 Common Shares issuable upon the exercise of options exercisable within 60 days of April 1, 2008.